UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2026

Commission file number: 001-39738

Ucommune International Ltd

No. 2 Dongsihuan North Road, Building 1, 4th Floor

Chaoyang District, Beijing 100016

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Resignation of chief product designer and chief marketing officer

On January 15, 2026, Jianghai Shen resigned as Chief Product Designer and Zhenfei Wu resigned as Chief Marketing Officer of Ucommune International Ltd. (the “Company”), each effective as of January 15, 2026. Neither resignation resulted from a disagreement with the Company’s Board of Directors on any matter relating to the Company’s operations, policies or practices. There are no matters relating to these resignations that need to be brought to the attention of the shareholders of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ucommune International Ltd

/s/ Daqing Mao
Daqing Mao
Chairman of the Board

Date: January 20, 2026

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